Exhibit 2.2

STOCK PURCHASE AND SALE AGREEMENT

This STOCK PURCHASE AND SALE AGREEMENT (this “Agreement”) is made as of May 23, 2017 by and between Navig8 Product Tankers (E-Ships) Inc., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands (“Seller”), and Scorpio Tankers Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“Purchaser”).

WHEREAS, Seller owns, legally and beneficially, one hundred percent (100%) of the issued and outstanding capital stock (the “Shares”) of the entities set forth on Annex A under the heading “Company” (each such entity a “Company” and collectively, the “Companies”), each of which owns the vessel set forth opposite the name of such Company on Annex A (each a “Vessel” and collectively, the “Vessels”);

WHEREAS, simultaneously herewith, Purchaser, STI Merger Subsidiary Company Limited, a corporation organized under the laws of the Republic of the Marshall Islands and a wholly-owned subsidiary of Purchaser (“Merger Sub”), and Navig8 Product Tankers Inc, a corporation organized under the laws of the Republic of the Marshall Islands and the parent company of Seller (“NPTI”), are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”) pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into NPTI, and NPTI will be the surviving corporation in accordance with the Marshall Islands Business Corporations Act (the “Merger”).

WHEREAS, Seller desires to sell to Purchaser, and Purchaser wishes to purchase, or cause its nominee to purchase the Shares, all upon the terms and subject to the conditions herein contained;

NOW, THEREFORE, in consideration of the mutual covenants described below and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby covenant and agree as follows:

SECTION 1. Purchase and Sale of the Shares.

1.1 At the closing of the transactions contemplated herein (the “Closing”) and upon the terms and conditions hereinafter set forth, Seller shall deliver and sell the Shares to Purchaser and Purchaser shall purchase the Shares for One Hundred Fifty Six Million Dollars ($156,000,000), less estimated Closing Debt (as defined herein) of One Hundred Thirteen Million Seven Hundred Fifty Thousand Nine Hundred Sixty Three Dollars ($113,750,963), or Forty Two Million Two Hundred Forty Nine Thousand Thirty Seven United States Dollars ($42,249,037) (the “Estimated Purchase Price”), which shall be subject to adjustment pursuant to Section 1.2. Subject to the provisions of Section 5, the Closing shall take place: (a) in New York City at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 as soon as possible, but in any event no later than the date that is five (5) business days after the date the conditions set forth in Section 5 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions; or b) at such other place, at such other time or on such other date as Purchaser and Seller may mutually agree in writing. Purchaser agrees to waive the conditions set forth in Sections 5.1(d) (other than if the failure to obtain such notifications, consents, authorizations, approvals and clearances would result in the consummation of the transactions contemplated by this Agreement being illegal) (e), (i) and (j) on June 20, 2017, to the extent Seller is unable to satisfy those conditions by such dated having used its reasonable best efforts. In the event that the condition set forth in Section 5.1(d) is not satisfied because the Lenders (as defined in the Loan Agreement (as hereinafter defined)) have not consented in accordance with the Finance Documents (as defined in the Loan Agreement) to the transactions contemplated hereby and have not delivered to Seller and its applicable affiliates a customary release letter in respect of all of Seller’s and such affiliates’ obligations under the Finance Documents (such consent and release, the “Lenders’ Consent”), the Estimated Purchase Price to be paid at Closing shall be increased (but not above One Hundred Fifty Six Million Dollars ($156,000,000)) by an amount sufficient to repay in full all the Seller’s obligations under the Loan Agreement and the other Finance Documents. The date on which the Closing actually takes place is referred to as the “Closing Date”.

1.2 As promptly as practicable (and in any event not more than 30 days) after the Closing Date, Seller shall deliver to Purchaser a statement (the “Closing Statement”) certifying as of the Closing Date (i) the actual amount of indebtedness (principal and interest), obligations and liabilities of the Companies as of the Closing Date after giving effect to any repayment by Seller of obligations under the Finance Documents), less the actual balance of the Debt Service Reserve Account (as defined in the Loan Agreement) (the “Closing Debt”), and (ii) a balance sheet of the Companies reflecting all assets of the Companies as of the Closing Date other than the Vessels (and other than the working capital (the “Working Capital”) of the Companies under pool agreements (collectively, the “Pool Agreements”) with Navig8 Pool Inc. (the “Pool Company”) intercompany receivables from NPTI and its subsidiaries, and any intangible assets) and all liabilities of the Companies as of the Closing Date other than the Closing Debt (and other than the contingent amounts which the Companies shall owe to the Pool Company for bunkers remaining on board the Companies’ vessels at redelivery under the Pool Agreements (the “Bunker Payment”) and intercompany payables to NPTI and its subsidiaries), calculated in accordance with U.S. generally accepted accounting principles (such assets minus such liabilities, the “Closing Net Assets Amount”). Seller shall promptly give Purchaser and its advisors access to all books and records and work papers reasonable requested in order for Purchaser to verify the accuracy and calculation of the items reflected in the Closing Statement. The parties will attempt to resolve and agree by not later than the date which is 45 days after the Closing Date all amounts in the Closing Statement and if not resolved by such date Purchaser shall deliver notice to Seller specifying its objections to the amounts reflected in the Closing Statement and the items with respect to which Purchaser has objected shall be resolved by submission to an independent public accounting firm (the “Dispute Accountants”) selected by mutual agreement of Seller and Purchaser.

Upon final agreement or determination (by agreement of Seller and Purchaser and/or by determination of the Dispute Accountants) of the amounts reflected in the Closing Statement (such amounts as finally so determined being referred to as the “Final Closing Statement”), an adjustment of the price payable hereunder shall be calculated as follows: (A) if the Closing Debt as reflected in the Final Closing Statement exceeds $113,750,963, then there shall be a negative adjustment in the amount of such excess; or if the Closing Debt as reflected in the Final Closing Statement is less than $113,750,963 , then there shall be a positive adjustment in the amount of such shortfall, and (B) if the Closing Net Asset Amount as reflected in the Final Closing Statement is a positive amount, then there shall be a positive adjustment in such amount; or if the Closing Net Asset Amount is a negative amount, then there shall be a negative adjustment in such amount. The net adjustment resulting from calculations in (A) and (B) above (the “Adjustment”) shall be paid by Seller to Purchaser or by Purchaser to Seller (as the case may be) in cash in immediately available funds within five business days after it is finally determined pursuant to this Section 1.2. The Estimated Purchase Price plus or minus the Adjustment (as the case may be) shall be referred to herein as the “Purchase Price”.

SECTION 2. Delivery of the Shares and Payment of Purchase Price. At the Closing:

2.1 Seller shall cause indefeasible delivery and transfer of the Shares to Purchaser or its nominee directly.

2.2 Purchaser shall deliver to Seller the full amount of the Estimated Purchase Price for the Shares by wire transfer of immediately available funds to an account or accounts specified in advance in writing by Seller.

2.3. The Parties intend that as from the date of this agreement Seller shall cause the Companies to not make any payments, other than in the ordinary course of business, and shall cause the Companies to not distribute any cash or other assets of the Companies to Seller or its affiliates at or prior to Closing.

2.4. The Parties hereby acknowledge and agree that the Working Capital, will be the property of the Purchaser upon distribution thereof by the relevant pool.

SECTION 3. Representations and Warranties of Seller. Seller hereby represents and warrants to Purchaser as follows:

3.1 (a) Seller is a corporation, duly incorporated, validly existing and in good standing the under the laws of the Republic of the Marshall Islands. Seller has the power and authority to execute and deliver this Agreement and to perform the provisions hereof.

(b) Each Company is a corporation, duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands. Each Company has the power and authority to own or hold under lease the assets it owns, and to transact the business it transacts, and has the power and authority to execute and deliver any instruments or documents as required by this Agreement and to perform the provisions thereof. Other than the articles of incorporation and the by-laws of the Companies, there are no other agreements or documents to which a Company is a party with respect to the governance or capitalization of the Company.

3.2 The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of Seller, and constitutes a legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as such enforceability may be limited by: (i) applicable bankruptcy, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3 The Shares represent all of the authorized capital stock of each Company. When sold and delivered in accordance with the terms of this Agreement for the Purchase Price, the Shares shall be duly authorized, validly issued, fully paid and non-assessable and shall be free of any liens or encumbrances.

3.4 Neither Seller nor the Companies is a party to, subject to or bound by any agreement other than the Loan Agreement, or any judgment, order, writ, prohibition, injunction or decree of any court or other governmental body which would prevent the execution or delivery of this Agreement by Seller or the transfer, conveyance and sale of the Shares to be sold by Seller to Purchaser pursuant to the terms hereof.

3.5 Neither the execution, delivery and performance of this Agreement nor the consummation of any of the transactions contemplated hereunder will conflict with or result in any violation of or constitute a breach of any of the terms or provisions of the articles of incorporation, the by-laws or other organizational documents of Seller or the Companies.

3.6 All consents or approvals (including the consent of the Lenders (as defined in the Loan Agreement (as hereinafter defined) (in each case, other than the Lenders’ Consent, to the extent Purchaser waives the condition set forth in Section 5.1(d) with respect to the Lenders’ Consent) or authorizations of, or registrations, filings or declarations with, any governmental authority or any other person, if any, required in connection with the execution, delivery and performance by Seller of this Agreement or the transactions contemplated hereby have been or at the Closing Date will have been obtained by Seller and will be in full force and effect.

3.7 Seller is the sole owner of, and has good, valid and marketable title to, the Shares which are to be transferred to Purchaser by Seller pursuant hereto, free and clear of any and all covenants, conditions, restrictions, voting trust arrangements, shareholder agreements, liens, pledges, charges, security interests, encumbrances, options and adverse claims or rights whatsoever created by Seller.

3.8 There are no actions, suits, proceedings pending or, to Seller’s knowledge, threatened against Seller or any Company or against any of the properties or assets of Seller or any Company in any court or before any as arbitrator of any kind or before or by any governmental authority. Neither Seller nor any Company is a party to or subject to any writ, order, decree or judgment and there is no action, suit, proceeding or investigation by Seller or any Company currently pending or which Seller or any Company intends to originate.

3.9 Each Company has good and marketable title to its respective Vessel and all her spare parts, whether on board or not as of the Closing Date. There are no liens of any kind whatsoever on any property owned by the Companies other than (a) the lien with respect to each Vessel conferred under a first preferred ship mortgage (the “Mortgage”) granted by each Company to Credit Agricole Corporate and Investment Bank (“CA-CIB”), as security trustee, in connection with that certain common terms agreement dated November 2, 2015, as amended and restated by an amendment and restatement agreement dated January 8, 2016 (the “Loan Agreement”), and (b) any maritime liens incurred in the ordinary course of business and relating to amounts that are not yet due and payable (“Permitted Liens”). Other than the Loan Agreement, no Company has any indebtedness or other liabilities, matured or unmatured, direct or contingent.

3.10 Upon completion of the Closing, no Company shall be a party to any management agreement, administrative services agreement or any other contract, license, obligation, lease, agreement, commitment or the like, written or oral, other than the Loan Agreement (and the finance documents relating thereto), the technical management agreement entered by each Company relating to its Vessel and the Pool Agreement (and charters entered into in conjunction therewith) which shall be terminated in accordance with a separate termination agreement entered into on or about the date hereof. The Company is not in default under the Loan Agreement or the Pool Agreement, nor does an event exist which, with the giving of notice or lapse of time or both, would constitute such a default.

3.11 Each Vessel is operated in compliance with all applicable Maritime Guidelines (as defined in the Merger Agreement) and laws. Each Company is qualified to own and operate its respective Vessel under applicable laws, including the laws of its Vessels’ flag state. Each Vessel is seaworthy and in good operating condition, and has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Vessel in the trades and geographic areas in which it is operated. Each Vessel is classed by a classification society which is a member of the International Association of Classification Societies as set forth on Annex A and possesses class and trading certificates free from conditions or recommendations affecting class and valid through the Closing Date and no event has occurred and no condition exists that would cause such Vessel’s class to be suspended or withdrawn. The Vessels are insured in accordance with the provisions of their respective ship mortgages and the requirements thereof and all requirements and conditions of such insurance have been complied with. The Vessels have not been employed in any trade or business which is unlawful under the laws of any relevant jurisdiction or in carrying illicit or prohibited goods, or in any manner whatsoever which may render any such Vessel liable to condemnation in a court or to destruction, seizure or confiscation. The Vessels have not touched bottom since their most recent respective dry-docking. Each Company is the sole owner of its respective Vessel and has good title to such Vessel free and clear of all cargo, charters (other than charters entered into with respect to the Pool Agreement), taxes, debts, encumbrances, mortgages and maritime liens (other than the Mortgage and Permitted Liens). No Vessel has carried crude petroleum or other “dirty” cargoes.

3.12 Seller and the Companies are, and have heretofore operated, their respective businesses and the Vessels in compliance in all material respects with applicable laws including environmental and sanctions laws. The Companies do not have any employees.

3.13 No broker or finder has acted for Seller in connection with this Agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of Seller, other than PJT Partners LP.

3.14

(a) With respect to each Company (i) all Tax Returns required to be filed by, or with respect to, such Company prior to the date hereof have been duly and timely filed; (ii) all such Tax Returns were true, correct and complete in all material respects; (iii) all Taxes (whether or not shown on a Tax Return) owed by such Company have been timely paid; (iv) no Tax examination, audit or proceeding is currently being conducted with respect to such Company; (v) such Company has not received notification from any Tax authority that it intends to commence a Tax examination, audit or proceeding with respect to such Company; (vi) no claim has ever been made by any Tax authority in a jurisdiction where such Company does not currently file a Tax Return that it is or may be subject to Tax by such jurisdiction, nor to Seller’s knowledge is any such assertion threatened; (vii) there is no outstanding request with respect to such Company for any extension of time within which to pay any Taxes or to file any Tax Returns; (viii) such Company has not waived in writing any statute of limitations of assessment or collection in respect of any Taxes (other than a waiver that has expired or terminated); (ix) there are no liens for any Tax (other than Taxes not yet due and payable) on the assets of such Company; (x) such Company does not have any income reportable for a period ending after the Closing Date but attributable to a transaction (e.g., an installment sale) occurring in or a change in accounting method made for a period ending on or prior to the Closing Date that resulted in a deferred reporting of income from such transaction or from such change in accounting method; and (xi) such Company has withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party for all periods for which the statute of limitations has not expired.

(b) No Company is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code and Purchaser is not required to withhold Taxes on the purchase of the Shares by reason of Section 1445 of the Code.

(c) No Company is a party to or bound by any contract, plan or arrangement covering any employee or former employee, nor is there any agreement (including this Agreement) that any Company is a party to that under any circumstances could obligate any Company, to make payments to an employee or former employee that, individually or in the aggregate, could give rise to any payment (nor have any payments been made) that would not be deductible pursuant to Section 162 or 280G of the Code.

(d) No Company has ever been a member of an affiliated group filing a consolidated United States federal income Tax Return. No Company is a party to any tax allocation, tax sharing or tax indemnification agreement or similar contract or arrangement, whether formal or informal. No Company has any liability for Taxes of any other person under the Code or any other law, as a transferee or successor, by contract or otherwise.

3.13 There are no sales, use or similar taxes or levies due in connection with the sale of the Shares to Purchaser hereunder.

SECTION 4. Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller that:

4.1 Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands. Purchaser has the power and authority to transact the business it transacts and Purchaser has the power and authority to execute and deliver this Agreement and to perform the provisions hereof.

4.2 The execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action on the part of Purchaser, and constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited by: (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3 Neither the execution, delivery and performance of this Agreement nor the consummation of any of the transactions contemplated hereunder will conflict with or result in any violation of or constitute a breach of any of the terms or provisions of the articles of incorporation, the by-laws or other organizational documents of Purchaser.

4.4 All consents, approvals or authorizations of, or registrations, filings or declarations with, any governmental authority or any other person, if any, required in connection with the execution, delivery and performance by Purchaser of this Agreement or the transactions contemplated hereby have been or at the Closing Date will have been obtained by Purchaser and will be in full force and effect.

4.6. No broker or finder has acted for Purchaser in connection with this Agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of Purchaser, other than Perella Weinberg Partners LP.

SECTION 5. Conditions Precedent to Closing.

5.1 Conditions Precedent to Closing by Purchaser. The obligation of Purchaser to purchase and pay for the Shares being purchased by Purchaser is subject to satisfaction of the following conditions precedent at or before the Closing Date:

(a) The representations and warranties made by Seller in Section 3 hereof shall be true and correct in all material respects at the time of the Closing (without regard to any qualification therein as to materiality or material adverse effect), with the same force and effect as if they had been made at and as of the time of the Closing;

(b) Seller shall have duly complied with and performed in all material respects all covenants and agreements of Seller herein which are required to be complied with and performed at or before the Closing;

(c) (i) There shall be no actions, suits or proceedings pending or, to Seller’s knowledge, threatened against or affecting Seller or any or any property of Seller as of the date hereof in any court or before any arbitrator of any kind or before or by any governmental authority and (ii) there shall be no actions, suits or proceedings pending or, to Seller’s knowledge, threatened against or affecting any Company or any or any property of any Company as of the date hereof in any court or before any arbitrator of any kind or before or by any governmental authority;

(d) All notifications, consents (including the Lenders’ Consent), authorizations, approvals and clearances from each governmental authority and any other person required to be made or obtained, in connection with the transactions provided for in this Agreement shall have been made or obtained on terms satisfactory to Purchaser;

(e) The Lender’s Consent and the amendments to Loan Agreement consented and agreed to by CA-CIB in that certain letter agreement dated May 17, 2017 (attached hereto as Exhibit 1) shall be effective;

(f) Since the date of this Agreement no Company shall have experienced any Material Adverse Effect (for the purposes of this Agreement, a “Material Adverse Effect” shall mean an uninsured liability for which such has not paid or discharged, provided, if Seller undertakes to Purchaser to pay the costs of such liability or to set off such liability against the Purchase Price, such incident shall not be deemed to be a Material Adverse Effect );

(g) Purchaser shall have been furnished with a certificate, dated as of the Closing Date and in form and substance satisfactory to Purchaser, executed by an authorized officer of Seller, certifying to the fulfillment of the conditions specified in Sections 5.1(a) through 5.1(f) hereof;

(h) Seller shall have delivered to Purchaser duly authorized and executed stock certificates representing the Shares along with duly executed stock powers in favor of Purchaser, the corporate formation and corporate governance documents and all amendments, minute books, stock book, share registers and all other corporate records of each Company;

(i) Seller shall have delivered to Purchaser the documents and instruments set forth on Annex B;

(j) Seller shall have delivered to Purchaser a Certificate of Ownership and Encumbrance issued by the Deputy Maritime Commissioner of the Republic of the Marshall Islands on the Closing Date evidencing that (i) each Company is the sole owner of its respective Vessel, and (ii) such Vessel is free from all encumbrances, mortgages and maritime liens other than the Mortgage; and

(k) the Public Offering (as defined in the Merger Agreement) shall have been consummated.

5.2 Conditions Precedent to Closing by Seller. The obligation of Seller to sell and deliver the Shares is subject to satisfaction of the following conditions precedent at or before the Closing Date:

(a) The representations and warranties made by Purchaser in Section 4 hereof shall be true and correct all material respects at the time of the Closing (without regard to any qualification therein as to materiality or material adverse effect), with the same force and effect as if they had been made at and as of the time of the Closing;

(b) Purchaser shall have duly complied with and performed in all material respects all covenants and agreements of Purchaser herein which are required to be complied with and performed at or before the Closing Date;

(c) Seller shall have been furnished with a certificate, dated as of the Closing Date, executed by an authorized officer of Purchaser, certifying to the fulfillment of the conditions specified in Section 5.2(a) through 5.2(b) hereof; and

(d) the Public Offering (as defined in the Merger Agreement) shall have been consummated.

SECTION 6. Covenants

6.1. Interim Covenants. The covenants of NPTI set forth in Section 6.1 of the Merger Agreement shall apply to Seller and the Companies mutatis mutandis.

6.2 Tax Covenants

(a) For the purposes of this Agreement:

“Code” means the Internal Revenue Code of 1986, as amended.

“Regulations” means the United States Treasury Regulations promulgated under the Code.

“Tax” (including with correlative meaning the terms “Taxes” and “Taxable”) means (A) all foreign, federal, state, local and other income, gross receipts, sales, use, ad valorem, value-added, intangible, unitary, transfer, franchise, license, payroll, employment, estimated, excise, environmental, stamp, occupation, premium, property, prohibited transactions, windfall or excess profits, customs, duties or other taxes, levies, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (B) any liability for payment of amounts described in clause (A) as a result of transferee liability, of having been a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law and (C) any liability for payment of amounts described in clause (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person for Taxes.

“Tax Return” shall mean any return (including any information return), report, statement, schedule, notice, form, estimate or declaration of estimated tax relating to or required to be filed with any governmental authority in connection with the determination, assessment, collection or payment of any Tax.

(a) Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for each Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date. Purchaser shall permit Seller to review and comment on each such Tax Return described in the preceding sentence prior to filing. Seller shall reimburse Purchaser for Taxes of each Company with respect to such periods within fifteen (15) days after payment by the Purchaser or such Company of such Taxes and Seller shall be credited for any refunds with respect to such Taxes reimbursed by Seller.

(b) Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns for periods beginning before the Closing Date and ending after the Closing Date (a “Straddle Period”) and shall cause each Company to pay the Taxes shown to be due thereon, provided, however, that Seller shall promptly reimburse Purchaser for the portion of such Tax that relates to the portion of the Straddle Period ending on the Closing Date (the “Pre-Closing Tax Period”). In the case of any Straddle Period, (i) real, personal and intangible personal property Taxes of each Company (“property Taxes”) for the Pre-Closing Tax Period shall be equal to the amount of such property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the Straddle Period; and (ii) the Taxes of each Company (other than property Taxes) for the portion of the Straddle Period that constitutes a Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.

(c) Purchaser, each Company and Seller shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax Returns pursuant to Section 6.2 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include Purchaser and each Company providing to Seller the same information as provided to auditors at the same time that Purchaser or such Company provides such information to auditors, the retention and (upon the other parties’ request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each Company agrees to (i) retain all books and records with respect to Tax matters pertinent to such Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) give the other parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other parties so request, such Company shall allow the other parties to take possession of such books and records.

(d) Any party who receives any notice of a pending or threatened Tax audit, assessment, or adjustment relating to any Company, or Seller with respect to any Company, which may give rise to liability of another party hereto, shall promptly notify Purchaser and Seller within ten (10) business days of the receipt of such notice. The parties each agree to consult with and to keep the other parties hereto informed on a regular basis regarding the status of any Tax audit or proceeding to the extent that such audit or proceeding could affect a liability of such other parties (including indemnity obligations hereunder). Seller shall have the right to represent each Company’s interests in any Tax audit or administrative or judicial proceeding and to employ counsel of Seller’s choice, but reasonably satisfactory to Purchaser, at Seller’s expense, but only to the extent such audit or other proceeding pertains to taxable periods ending on or before the Closing Date. Purchaser shall have the right to participate in such proceeding at its own expense, and shall be entitled to control the disposition of any issue involved in such proceeding which does not affect a potential liability of Seller. Purchaser and Seller shall be entitled to represent their own interests in light of their responsibilities (including indemnity obligations) for the related Taxes, at their own expense, in any audit or administrative or judicial proceedings involving a taxable period that includes but does not end on the Closing Date. Notwithstanding the foregoing, Seller shall not agree to any settlement for any taxable period that would affect Tax liabilities of Purchaser or any Company for any taxable period beginning on or after the Closing Date without the prior written consent of Purchaser, such consent not to be unreasonably withheld or delayed, and Purchaser shall not agree to any settlement for any taxable period that would affect Tax liabilities of Seller or any Company for any taxable period ending on or prior to the Closing Date or, though it ends after the Closing Date, affects taxable periods prior thereto without the prior written consent of Seller, such consent not to be unreasonably withheld or delayed.

(e) Purchaser and Seller further agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any governmental entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, without limitation, with respect to the transactions contemplated hereby).

(f) From the date hereof through the Closing Date, Seller shall not cause any Company to make or change any election with respect to Taxes or any method of accounting.

(g) All tax sharing agreements or similar agreements with respect to or involving any Company (including any tax sharing agreement or similar agreement between Seller and any Company) shall be terminated as of the Closing Date and, after the Closing Date, no Company shall be bound thereby or have any liability thereunder.

SECTION 8. Termination

8.1 This Agreement may be terminated by either party upon written notice if (i) the Closing does not occur by September 20, 2017 (the “Termination Date”) unless extended by mutual agreement, or (ii) in the event the other party is in material breach of this Agreement and has not cured such breach within thirty (30) days following written notice thereof. This Agreement may also be terminated at any time prior to the Closing Date by mutual written consent of Purchaser and Seller.

8.2 Either Party shall be entitled to the remedy of specific performance in the event it is ready, willing and able in good faith to proceed with the Closing and the other Party is able to perform but fails to take all steps necessary to perform and complete the Closing.

8.3 If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to any other party to this Agreement; provided, however, that no such termination shall relieve or release Seller or Purchaser from any obligations or liabilities arising out of its breach of this Agreement prior to its termination.

SECTION 9. Survival of Representations, Warranties and Agreements. The covenants, representations and warranties of Seller and Purchaser contained herein shall survive the Closing.

SECTION 10. Indemnification and Remedies.

10.1 Subject to the terms and conditions of this Section 10, Seller agrees to indemnify and hold Purchaser harmless against any and all losses, costs and expenses (including legal expenses, taxes (including any interest and penalties) and other expenses), resulting from or relating to:

(a)	any misrepresentation or breach of any representation or warranty of Seller contained in this Agreement or in any certificate or other instrument delivered by Seller at the Closing;

(b)	any breach of any covenant of Seller contained in this Agreement; and

(c)	any and all actions, suits, demands, assessments or judgments with respect to any claim arising out of or relating to the subject matter of the indemnification.

Any payments made pursuant to Section 2.4, Section 6.1, or this Section 10 shall be treated as an adjustment to the Purchase Price for United States federal income tax purposes. Seller’s indemnification obligations under this Agreement are capped at the amount of the Purchase Price, other than for fraud.

10.2. In any instance in which Seller (the “Indemnifying Party”) shall be required to indemnify Purchaser (the “Indemnified Party”) under this Agreement: (a) the Indemnified Party shall give prompt notice of any claim to the Indemnifying Party, provided, that any delay shall not affect the Indemnified Party’s rights except to the extent of actual and material prejudice, (b) the Indemnified Party shall not make any admission or offer or accept any compromise without prior written consent of the Indemnified Party, (c) the Indemnifying Party may, at its option, assume defense of any proceeding, and (d) all indemnified defense costs shall be paid or reimbursed by the Indemnifying Party promptly following invoicing thereof.

SECTION 11. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email transmission) and shall be given,

if to Purchaser, to:

Scorpio Tankers Inc.

Le Millenium

9, Boulevard Charles III

98000 Monaco

Attention: Luca Forgione

Email: legal@scorpiogroup.net

with a copy to:

Seward & Kissel LLP

One Battery Park Plaza

New York, New York 10004

Attention: Edward S. Horton and Michael S. Timpone

Email: horton@sewkis.com and timpone@sewkis.com

if to Seller, to:

Navig8 Product Tankers Inc.

2nd Floor, Kinnaird House

1 Pall Mall East, London SW1Y 5AU

Attention: Daniel Chu

Email: daniel@navig8group.com

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Steven A. Cohen

Email: SACohen@WLRK.com

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day.

SECTION 12. Entire Agreement; Effect on Prior Documents. This Agreement and the other documents referred to herein or delivered pursuant hereto contain the entire agreement among the parties with respect to the transactions contemplated hereby and supersede all prior negotiations, commitments, agreements and understandings among them with respect thereto.

SECTION 13. Amendments; Waiver. Except as otherwise provided herein, this Agreement may be amended, and compliance with any provision of this Agreement may be omitted or waived, only by the written agreement of Seller and Purchaser.

SECTION 14. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart shall be deemed to be an original instrument, and all such counterparts together shall constitute but one agreement. Delivery of an executed copy of this Agreement by facsimile or electronic transmission shall be deemed as effective as delivery of an originally executed copy.

SECTION 15. Headings; Interpretation. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use in this Agreement of the term “including” means “including without limitation”. All references to monetary amounts are to the currency of the United States.

SECTION 16. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, provided, in the event enforcement of this Agreement in the absence of the unenforceable or invalid provision would result in a party being deprived of a material benefit of the original bargain, the parties will in good faith reform this Agreement to reflect their original intentions as closely as possible.

SECTION 17. Expenses. Each of the parties agrees to pay its own expenses incident to this Agreement and the performance of its obligations hereunder.

SECTION 18. Further Assurances. From and after the Closing, upon the request of a party, the other party will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

SECTION 19. Public Announcements. Neither party nor any of their affiliates shall issue any press release or make any other public statement or schedule any press conference or conference call without the consent of Purchaser (in the case of Seller and its affiliates) or Seller (in the case of Purchaser and its affiliates), which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, (a) the parties hereto each hereby consent to the filing of Purchaser’s Form 6-K on the date of this Agreement in the form previously provided by Purchaser to NPTI, and to the filing, furnishing, distribution or dissemination of any Parent Disclosure Documents (as defined in the Merger Agreement) by Purchaser, and (b) that nothing herein will prohibit the making of any public statement or press release (x) by Purchaser to the extent required by the relevant underwriters in connection with the Public Offering or (y) by a party to the extent that in the judgment of such party upon the advice of its outside counsel such public statement or press release is required by applicable law or any listing agreement with or rule of any national securities exchange or association, in which case, the party making such public statement or press release will, if practicable in the circumstances, use reasonable commercial efforts to allow the other parties reasonable time to comment on such public statement or press release in advance of its issuance.

SECTION 20. Governing Law; Jurisdiction; Waivers.

20.1. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the laws of the State of New York without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York, except to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to this Agreement.

20.2. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

20.3 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

SELLER:

NAVIG8 PRODUCT TANKERS (E-SHIPS) INC.

By:	/s/ Jason Klopfer
Name: Jason Klopfer
Title: Director

PURCHASER:

SCORPIO TANKERS INC.

By:	/s/ Brian M. Lee
Name: Brian M. Lee
Title: Chief Financial Officer

ANNEX A

COMPANIES; VESSELS

Company	Vessel	Classification Society

Navig8 Product Tankers 19 Inc.	Navig8 Excel (IMO No. 9735579)	Korean Register

Navig8 Product Tankers 20 Inc.	Navig8 Excelsior (IMO No. 9735581)	Korean Register

Navig8 Product Tankers 21 Inc.	Navig8 Expedite (IMO No. 9735593)	Korean Register

Navig8 Product Tankers 22 Inc.	Navig8 Exceed (IMO No. 9735608)	Korean Register

ANNEX B

Closing Certificates/Documents/Instruments

(a)	Declaration of Class* or (depending on the Classification Society*) a Class Maintenance Certificate* issued within five (5) Days prior to the Closing Date confirming that each Vessel is in class free of condition/recommendation;

(b)	Certificate of good standing of each Company dated not more than 5 Banking Days* prior to the Closing Date;

(c)	Letter of confirmation from the applicable Company addressed to Purchaser that, to the best of such Company’s knowledge, its Vessel is not blacklisted by any nation or international organization and such Vessel is eligible to trade worldwide within Institute Warranty Limits without limitation or restriction.

(d)	Letter of confirmation from the applicable Company addressed to Purchaser confirming that its Vessel has not, during the last 6 month period prior to the Closing Date, illegally traded with or called in Cuba, Iran, Syria, North Korea or any other area that at the time of such trade or calling was sanctioned or boycotted by the European Union and/or the United States of America and/or the United Nations.

(e)	Letter of confirmation from the applicable Company addressed to Purchaser that its Vessel has not touched bottom or suffered any underwater damage up to and including the Closing Date since its most recent dry-docking.

*	The underscored capitalized terms above shall have the customary industry meanings and usage commonly ascribed to them in BIMCO SALESFORM 2012.

EXHIBIT 1

LENDERS’ CONSENT